Exhibit 4.102

First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.
Tel:  +353 (0) 1 669 9020    Fax:  +353 (0) 1 669 9028
October 12, 2009

Dr. Joseph Zakrzewski

Dear Joe

I am pleased to offer you the position of Special Advisor to the Board of Amarin Corporation plc (“the Company”).  This is deemed to be effective from September 15, 2009.

As Special Adviser, your role and responsibilities will be as from time to time determined by the Board of Directors.

In consideration thereof, the Company will pay you a fee of $37,500 per calendar quarter and will reimburse any travel and out of pocket expenses incurred by you in the execution of your responsibilities.

In addition, the Board is pleased to offer you an option over 1,170,000 American Depositary Shares (“ADSs”) to be granted on January 1, 2010.  The per share purchase price of such grant will be determined by reference to the closing price for Amarin ADSs on December 31, 2009 as determined by the closing price on the NASDAQ National Market.

Such stock options will vest ratably as set forth below and are subject to the terms of the Company’s Stock Option Plan (a copy of which is hereto appended).

January 1, 2010	25%
January 1, 2011	25%
January 1, 2012	25%
January 1, 2013	25%

I would also be very grateful if you could arrange to execute the draft Consulting Contract provided previously.

I trust that these terms are satisfactory and I would be very grateful if you could signify your approval and consent by return email.

Very truly yours,

/s/ Thomas G. Lynch
THOMAS G. LYNCH
CHAIRMAN OF THE BOARD

OCTOBER 12, 2009

I hereby accept and agree to the terms set out above.

/s/ Dr. Joseph Zakrzewski
DR. JOSEPH ZAKRZEWSKI

OCTOBER 12, 2009